UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13A-16 OR 15D-16 of The Securities Exchange Act of 1934

For the month of August 2022

Commission File Number 001-40306

UTime Limited
(Translation of registrant’s name into English)

7th Floor, Building 5A Shenzhen Software Industry Base, Nanshan District Shenzhen, People’s Republic of China 518061
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Form 12b-25 filed on July 29, 2022 by UTime Limited (the “Company”), the Company required additional time to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (the “Form 20-F”).

On August 19, 2022, the Company received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) dated August 18, 2022. The Notice advised the Company that it was not in compliance with Nasdaq’s continued listing requirements under the timely filing criteria established in Nasdaq Listing Rule 5250(c)(1) (the “Rule”), as a result of its failure to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2022 in a timely fashion. Nasdaq has informed the Company that, under Nasdaq rules, the Company will be required to submit a plan to regain compliance with Rule 5250(c)(1) for the Staff’s consideration by no later than October 17, 2022, which is 60 calendar days from receipt of the Notice.

If the Staff accepts the plan, the Staff may grant the Company an extension of up to 180 calendar days from the Form 20-F’s due date, or until February 13, 2023 to regain compliance. However, there can be no assurance that Nasdaq will accept the Company’s plan to regain compliance or that the Company will be able to regain compliance within any extension period granted by Nasdaq. If the Staff does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Notice has no immediate effect on the listing or trading of the Company’s securities. However, if the Company fails to timely regain compliance with the Rule, the Company’s securities will be subject to delisting from Nasdaq.

The Company is working diligently to complete its Form 20-F and intends to file the Form 20-F as soon as practicable to regain compliance with the Rule.

On August 24, 2022, the Company issued a press release announcing its receipt of the Notice. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
99.1	Press Release, dated August 24, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 24, 2022	UTime Limited (Registrant)

	By:	/s/ Minfei Bao
	Name:	Minfei Bao
	Title:	Chief Executive Officer

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